Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

Immutep to Present IMP761 Preclinical Results in Global Webcast

SYDNEY, AUSTRALIA – March 19, 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company“), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, advises that its Chief Medical Officer and Chief Scientific Officer, Dr. Frédéric Triebel, and its Chief Executive Officer, Marc Voigt will present preclinical results of IMP761 in a global webcast.

IMP761 is a novel LAG-3 agonist antibody being developed for the treatment of autoimmune diseases. The results were presented at the 14th Congress of European Crohn’s and Colitis Organisation (ECCO) Conference in Denmark on 7 March 2019.

At the site of chronic inflammation, autoimmune memory T cells are stimulated by the same self-peptides repeatedly, acquiring an “exhausted” phenotype. Immutep used LAG-3, a marker for exhausted memory T cells, to target these self-reactive T cells in vivo. As LAG-3 is a T cell co-inhibitory receptor, the Company has developed an agonist antibody, IMP761, to increase LAG-3 down-modulation of T cell receptor signaling in these autoimmune T cells.

Webcast Details

The webcast will be hosted by Dr Frederic Triebel and Mr Marc Voigt.

Date & Time:	Tuesday, March 26, 2019, 7:45 am Australian Eastern Daylight Time
Monday, March 25, 2019, 4:45 pm US Eastern Daylight Time

Register:	Interested parties can register via a link to the webcast on the Company’s website or via the following link:
https://fnn.webex.com/fnn/onstage/g.php?MTID=e3a09aba7876417a76f919285ab7b26bb
Questions:	Investors are invited to submit questions in advance via immutep@citadelmagnus.com.

A replay of the webcast will also be available at www.immutep.com from the day after the event.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a planned Phase I clinical trial referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Chief Business Officer, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com